November 7, 2002

Board of Directors of

American Real Estate Acquisition, Inc.

9100 W. 148th Street

Overland Park, Kansas 66221

Re:  American Real Estate Acquisition, Inc.’s Offering

Ladies and Gentlemen:

My office has acted as special counsel to American Real Estate Acquisition, Inc., (the “Company”), in connection with the proposed offering (the “Offering”) of the aggregate principal amount of Five Million Dollars ($5,000,000) to be issued in denominations of One Thousand Dollars ($1,000) or integral multiples thereof as Subordinated Notes designated as Series 1000 (the “Notes”).  In this capacity, I have examined such corporate and other records, instruments, certificates and documents, as we have considered necessary to enable us to express this opinion.

Based on the foregoing, it is my opinion that upon completion of the Offering, the Notes will have been duly authorized for issuance.  The Notes, when delivered in accordance with the terms of the Board Resolution governing subordinated note provisions in substantially the form filed as Exhibit 4.03 to the Registration Statement, the Subscription Agreement in substantially the form filed as Exhibit 4.01 to the Registration Statement and the Subordinated Note Agreement in substantially the form filed as Exhibit 4.02 to the Registration Statement, will be validly issued and enforceable in accordance with the Board Resolution governing subordinated note provisions.

Furthermore, I consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this office under the caption “Legal Matters.”

Sincerely,

/s/ Mark A. Reiter